

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 26, 2015

Robert Tinker
Chief Executive Officer
MobileIron, Inc.
415 East Middlefield Road
Mountain view, CA 94043

      Re: MobileIron, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2014
              Filed February 27, 2015
              File No. 001-36471

Dear Mr. Tinker:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Kathleen Collins

              Kathleen Collins
              Accounting Branch Chief
              Office of Information Technologies
              and Services